SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  13 March 2009

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 3 March 2009

Exhibit No: 99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer  to make a  RIS  notification required by  DR  3.1.4R(1).

1. Name of the  issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with  DR  3.1.4R(1)(a); or

(ii)  DR  3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of  person discharging managerial responsibilities/ director

RICHARD SOLOMONS
Director

4. State whether notification relates to a  person  connected with a  person discharging  managerial responsibilities/director named in 3 and identify the  connected  person.

NOT APPLICABLE

5. Indicate whether the notification is in respect of a holding of the  person  referred to in 3 or 4 above or in respect of a non-beneficial interest

PERSONAL INTEREST

6. Description of  shares  (including  class ), debentures or derivatives or financial instruments relating to  shares

Ordinary shares of 13 29/47 pence each

7. Name of registered shareholders(s) and, if more than one, the number of  shares  held by each of them

RICHARD SOLOMONS

8. Nature of the transaction

EXERCISE OF OPTION TO PURCHASE AND RETENTION OF SHARES UNDER THE INTERCONTINENTAL HOTELS GROUP SHARESAVE PLAN

9. Number of  shares , debentures or financial instruments relating to  shares  acquired

3,769

10. Percentage of issued  class  acquired (treasury shares of that  class  should not be taken into account when calculating percentage)

Not applicable

11. Number of  shares , debentures or financial instruments relating to  shares  disposed

NOT APPLICABLE

12. Percentage of issued  class  disposed (treasury shares of that  class  should not be taken into account when calculating percentage)

NOT APPLICABLE

13. Price per share  or value of transaction

Shares purchased at £4.205 PER SHARE

10. Date and place of transaction

02 MARCH 2009, United Kingdom

11. Total holding and notifiable interests in shares following notification

1,072,488 Ordinary Shares

12. Date issuer informed of transaction

03 MARCH 2009

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine SPRINGETT
01895 512242

Name of duly authorised officer of  issuer  responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

03 MARCH 2009

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 March 2009